

P.J. Tezza · 2nd in

CEO at ModVans

Ventura, California, United States · 500+ connections ·

Contact info

 **ModVans**

 **Georgia State Univer**

Featured



ModVans Production Capacity Expansion
P.J. Tezza on LinkedIn

Market response to the ModVans CV1 has been so phenc
that production cannot meet demand. We want to meet t
demand head on! Rather than make people wait for years
we bootstrap our expansion, we decided to launch a Reg

👍 ❤️ 27 · 7 Comments

Experience



CEO
ModVans
Feb 2012 – Present · 8 yrs 10 mos
Greater Los Angeles Area



CTO
Find My Path
2015 – Jun 2017 · 2 yrs
San Francisco Bay Area

Type of Business: Sass application to help students with all aspects to obtain a fun and exciting career. Allows parents, counselors, teachers, mentors and businesses help students obtain their goals.

...see more



CEO
Jibebuy
2013 – Jan 2017 · 4 yrs
San Francisco Bay Area

Type of Business: Social network for collaborative shopping / marketing data collection and analytics

Summary: ...see more



Engineering Manager / Consultant
Tripwire
2009 – Jun 2016 · 7 yrs
San Francisco Bay Area

Type of Business: Software, cloud services and hardware appliances for automated network security and compliance auditing

Summary: ...see more

Co-founder
Teztech
2003 – 2009 · 6 yrs

Type of Business: Technology Consultancy, Commercial Web Site/Application Development and Hosting

Summary: ...see more

Show 3 more experiences ⌄

Education



Georgia State University
Bachelor of Science, Physics

Skills & endorsements

Software Engineering · 25

 Endorsed by **4 of P.J.'s colleagues at Tripwire**

Linux · 23

Endorsed by **Jonathan Braswell and 1 other who is highly skilled at this**

 Endorsed by **8 of P.J.'s colleagues at Trip**

Enterprise Software · 20

Endorsed by **THOMAS J. ULLRICH, who is highly skilled at this**

 Endorsed by **6 of P.J.'s colleagues at Trip**

Show more ⌄

